Exhibit 99.1

VCI GLOBAL ANNOUNCES 1-FOR-49 REVERSE STOCK SPLIT

November 1, 2024 | Globe Newswire

KUALA LUMPUR, Malaysia, November 1, 2024 – VCI Global Limited (NASDAQ: VCIG) (Frankfurt: H0T) (“VCI Global” or the “Company”), a diversified holding company with expertise in consulting, fintech, AI, robotics and cybersecurity, is pleased to announce the approved 1-for-49 stock split of the Company’s common stock with no par value, effective at 12:01 a.m. Eastern Time on 5 November, 2024 (the “Reverse Stock Split”). VCI Global’s common stock will continue to be traded on the Nasdaq Capital Market on a split-adjusted basis beginning on 5 November, 2024, under the Company’s existing trading symbol “VCIG” with the new CUSIP number G98218 202.

The Reverse Stock Split is primarily intended to increase the market price per share of the Company’s common stock to regain compliance with the minimum bid price required for continued listing on the Nasdaq Capital Market.

The Reverse Stock Split will reduce the number of shares of common stock issued and outstanding from approximately 202.2 million to approximately 4.0 million. No fractional shares will be issued in connection with the Reverse Stock Split. Any amount of fractional shares will be rounded up to the next nearest number at the participant level.

Vstock Transfer, LLC (“Vstock”), the Company’s transfer agent, will act as the exchange agent for the Reverse Stock Split. Vstock will provide instructions to any stockholder with physical stock certificates regarding the process for exchanging their certificates for split-adjusted shares in “book-entry form”. Shares held by stockholders through a broker will have their accounts automatically credited by their brokerage firm, bank, or other nominee, as will any stockholder who held their shares in book-entry form at Vstock.

About VCI Global Limited

VCI Global is a diversified holding company headquartered in Kuala Lumpur, Malaysia. The Company operates through five core businesses: Capital Market Consultancy, Fintech, Real Estate, AI & Robotics, and Cybersecurity. In Capital Market Consultancy, we provide IPO solutions, investor relations (IR) and public relations (PR) consultancy, and M&A consultancy. Our Fintech arm offers a proprietary financing platform. In Real Estate, we offer specialized real estate consultancy services. The AI business delivers GPU servers, GPU cloud computing services, AI and large language model (LLM) solutions, while the Robotics segment focuses on post-harvest robotics systems. Our Cybersecurity segment provides comprehensive cybersecurity consultancy services and solutions. Committed to fostering innovation and delivering exceptional value, VCI Global has established a strong presence across the Asia-Pacific region, the United States, Europe, and the Middle East, driving growth and transformation on a global scale.

For more information on the Company, please log on to https://v-capital.co/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements are based only on our current beliefs, expectations, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Therefore, you should not rely on any of these forward-looking statements. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission (“SEC”). The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

CONTACT INFORMATION:

For media queries, please contact:

VCI Global Limited

enquiries@v-capital.co

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